Exhibit 99.1

Hexindai Attends LendIt Fintech USA 2018

BEIJING, April 12, 2018/PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it participated in LendIt Fintech USA 2018 (“LendIt”) in San Francisco from April 9-11, 2018.

LendIt Fintech Conference is a world’s leading event in financial services innovation industry, which over 2,000 companies from more than 50 countries across the globe attended this year. During the conference, Mr. Johnson Zhang, Chief Financial Officer of Hexindai, hosted a product demonstration for financial analysts and peer companies in attendance. In addition, Mr. Xinming Zhou, Chief Executive Officer of Hexindai participated in a panel discussion titled “China’s Top Fintech Companies and How They Lead Innovation”.

During the panel discussion, Mr. Zhou commented, “Improving the user experience and accelerating product innovation are key factors driving the development of the fintech industry in China. As a fast-growing financial technology company, we believe one of the most effective ways to differentiate ourselves in this highly competitive market is through continuous product innovation that leverages our big data analysis capabilities to enhance the user experience. We will continue to invest in our fast-growing business and reinforce our competitive advantage in China’s rapidly growing consumer lending marketplace.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. Hexindai offers investors various types of investment products with appropriate risk levels and risk-adjusted returns. With its strong O2O capabilities combining its online platform with an extensive offline network, and an advanced risk management system which is further safeguarded by the Company’s strategic cooperative relationships with a custodian bank and an insurance company, Hexindai supports a higher customer satisfaction rate and has experienced rapid growth in China.

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86 10 5370 9902 ext. 849

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com